Exhibit 6.16

MYSTIC HOLDINGS INC.

4145 Wagon Trail Avenue

Las Vegas, Nevada 89118

July [__], 2020

VIA EMAIL

[Holder Name, Address and Email]

Re:	8% Convertible Debenture dated [____], 2019 (the “Debenture”) in the original principal amount of $[ ], issued by Mystic Holdings Inc., pursuant to the Convertible Debenture Subscription Agreement, dated as of [____], 2019 (the “Subscription Agreement”)

Ladies and Gentlemen:

The global coronavirus pandemic has impacted businesses everywhere, including our own. As you know, as part of Mystic’s strategic growth plan, we commenced a Regulation A+ offering of Mystic’s common stock in late March of this year. However, as a result of the pandemic, the offering was delayed. In light of this temporary setback, we believe it would be appropriate to delay certain of the Company’s obligations with respect to the Convertible Debentures. Accordingly, we are asking each Holder of our Convertible Debentures to grant an extension of (1) the Maturity Date of the Convertible Debentures and (2) the date on which the Company is required to issue Warrants under the related subscription agreements if Qualcan has not achieved public trading status by such date (the “Warrant Issue Date”), for a period of 180 days from the date of this letter, until [_____], 2021.

By your signature below, this letter confirms your agreement to, subject to terms and conditions set forth herein, (1) extend the Maturity Date of the Debenture until [_____], 2021 (the “Extended Maturity Date”), on which date the outstanding principal amount of the Debenture, together with interest thereon, shall be due and payable; and (2) extend the Warrant Issue Date until the Extended Maturity Date, on which date, if Qualcan has not achieved public trading status, the Company shall issue the Warrants to the Holder (the “Extension Amendment”).

Pursuant to Section 14 of the Debenture, the Extension Amendment contemplated by this letter is subject to the condition precedent that the Company receives the written consent of the Holders of greater than 50% of the principal amount of all currently outstanding Debentures in the Series (the “Consent Condition”).

The Extension Amendment shall not constitute a waiver or modification of any other terms or provisions set forth in the Debenture or the Subscription Agreement, or impair any right that the Holder or Company may now or hereafter have under or in connection with the Debenture or the Subscription Agreement. All of the terms and conditions of the Debenture and Subscription Agreement shall, except as amended hereby, remain in full force and effect.

Upon your countersignature of this letter, you should attach a copy of this letter to the Debenture as an effective amendment to the Debenture and to the related Subscription Agreement. This letter shall be governed by and construed in accordance with the laws of the State of Nevada and may be executed in counterparts.

If you are in agreement with the foregoing, please execute this letter in the space indicated below, whereupon this letter will be a binding agreement between us, and return an executed counterpart of this letter to Olshan Frome Wolosky LLP, counsel to the Company, via email at sfeldman@olshanlaw.com.

Very truly yours,

MYSTIC HOLDINGS, INC.

By:
Lorenzo Barracco
Authorized Signatory

Acknowledged and agreed to as of the date first written above:

HOLDER

[______________]

By:
[_________________]
[_________________]